Exhibit 12.1

HOVNANIAN ENTERPRISES, INC.

Statement setting forth computation showing the ratio of earnings to fixed charges

(Dollars in Thousands)

	Nine Months Ended July 31, 2003 Actual	Year Ended October 31, 2002 Actual	Year Ended October 31, 2001 Actual	Year Ended October 31, 1999 Actual	Year Ended October 31, 1999 Actual	Year Ended October 31, 1998 Actual

Net Income	166,131	137,696	63,686	33,163	30,075	25,403
Add:
Federal and State Income Taxes	99,241	88,034	42,668	18,655	19,206	14,738
Interest Expensed Res & Comm	44,308	60,371	51,446	34,956	31,570	39,352
Interest Expensed Mortgage & Finance Subsidiaries	1,498	2,337	3,180	2,491	3,240	3,099
Amortization of Bond Prepaid Expenses	995	2,119	976	670	1,885	1,776
Amortization of Bond Discount	382	441	367	30	—	—

Total Earnings	312,555	290,998	162,323	89,965	85,976	84,368

Fixed Charges:
Interest Incurred Res & Comm	48,232	57,406	47,272	38,878	24,594	28,947
Interest Incurred Mortgage & Finance Subsidiaries	1,498	2,337	3,180	2,491	3,240	3,099
Amortization of Bond Prepaid Expenses	995	2,119	976	670	1,885	1,776
Amortization of Bond Discount	382	441	367	30	—	—

Total Fixed Charges	51,107	62,303	51,795	42,069	29,719	33,822

Ratio	6.1	4.7	3.1	2.1	2.9	2.5